UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49178 |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                  MM/DD/YY                    MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: S.L. Reed & Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11111 Santa Monica Blvd., Suite 1200
(No. and Street)

| Los Angeles | California | 90025 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Stephan R. Pene | 310-893-3006 | spene@slreed.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. -Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

| 80 Washington Street, Bldg S | Norwell | MA | 02061 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |
| 2/24/2009 | | 3373 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
|---|
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Stephan R. Pene _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of S.L. Reed & Company _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Signature: _____

Title: _____
Chief Financial Officer & Chief Compliance Officer

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 13th day of February, 2024,

by Stephan R Pene , proved to me on the basis of satisfactory evidence to be the person who appeared before me.

ROSALIND LOGAN DOWNER
Notary Public - California
Los Angeles County
Commission # 2330472
My Comm. Expires Jul 18, 2024

(Seal)

Signature ______________________

**S.L. REED & COMPANY**

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

# S.L. REED & COMPANY

# TABLE OF CONTENTS



**LMHS, P.C.**
*Certified Public Accountants and Advisors*

*Report of Independent Registered Public Accounting Firm*

To the Shareholder and Board of Directors
S.L. Reed & Company
Los Angeles, California

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of S.L. Reed & Company, as of December 31, 2023, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of S.L. Reed & Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to S.L. Reed & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The supplementary information appearing on pages 13 through 15 has been subjected to audit procedures performed in conjunction with the audit of S.L. Reed & Company's financial statements. The supplemental information is the responsibility of S.L. Reed & Company management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*LMHS, P.C.*

LMHS, P.C.

We have served as S.L. Reed & Company's auditor since 2021.

Norwell, Massachusetts

February 14, 2024

*Members of*
**AICPA**®

## S.L. REED & COMPANY
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2023

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 468,337 |
| Receivable from clearing organization | | 10,978 |
| Other Receivables | | 5,000 |
| Deposit with clearing organization | | 140,872 |
| Prepaid expense | | 22,702 |
| Total assets | $ | 647,889 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 36,838 |
| Commissions payable | | 18,735 |
| Total liabilities | | 55,573 |

**Shareholder's Equity**

| | | |
|---|---|---:|
| Common stock, $.01 par value, 10,000,000 shares authorized, 500,000 shares issued and outstanding | | 5,000 |
| Additional paid-in capital | | 197,850 |
| Retained earnings | | 389,466 |
| Total shareholder's equity | | 592,316 |
| | | |
| Total liabilities and shareholder's equity | $ | 647,889 |

 *See accompanying financial statements.*

Cash and deposits held at a United States commercial bank are recorded at face value.

The Company has a brokerage agreement with National Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2023 was $140,872 Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2023, the receivable from clearing organization of $10,978 was pursuant to this clearance agreement.

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Prepaid expenses are amortized over the contract period per each agreement and are deemed non-allowable assets for FOCUS REPORT purposes.

Accounts payable and accrued expenses are based on actual debts owed or reasonable estimates made by management.

Commissions payable to company registered representatives are paid in the subsequent month the expense was incurred.

The Company has no long-term liabilities.


**S.L. REED & COMPANY**
**STATEMENT OF INCOME**
**For the Year Ended December 31, 2023**


| | | |
|---|---|---:|
| **REVENUES** | | |
| Commissions | $ | 899,916 |
| Fee based income | | 115,484 |
| Other Income | | 65,599 |
| Total revenues | | 1,080,999 |
| | | |
| **EXPENSES** | | |
| Employee compensation and benefits | | 133,070 |
| Commission expense | | 409,557 |
| Execution and clearing charges | | 92,615 |
| Expense allocation from affiliate | | 180,000 |
| Interest expense | | 0 |
| Other operating expenses | | 70,815 |
| Total expenses | | 886,057 |
| | | |
| **NET INCOME BEFORE INCOME TAX PROVISION** | | 194,942 |
| | | |
| **INCOME TAX PROVISION** | | 0 |
| | | |
| **NET INCOME** | $ | 194,942 |

*See accompanying financial statements.*

# S.L. REED & COMPANY
## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
### For the Year Ended December 31, 2023

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **BALANCE – December 31, 2022** | $ 5,000 | $ 197,850 | $ 194,524 | $ 397,374 |
| Distribution to shareholder | – | – | – | – |
| Net income | – | – | 194,942 | 194,942 |
| **BALANCE – December 31, 2023** | $ 5,000 | $ 197,850 | $ 389,466 | $ 592,316 |



*See accompanying financial statements.*

**S.L. REED & COMPANY**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2023**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---:|---:|
| Net income | | $ 194,942 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Receivable from clearing organizations | (2,813) | |
| Receivables from affiliate | - | |
| Prepaid expense | (3,309) | |
| Accounts payable and accrued expenses | 755 | |
| Commissions payable | (506) | |
| **Net cash provided by operating activities** | | (5,873) |

**CASH FROM FINANCING ACTIVITIES**

| | | |
|---|---:|---:|
| Note Payable – PPP | - | |
| Capital distributions | - | |
| **Net cash (used in) financing activities** | | - |
| **NET INCREASE IN CASH** | | 189,069 |
| **CASH** – beginning of year | | 279,268 |
| **CASH** – end of year | | $ 468,337 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION**

| | | |
|---|---:|---:|
| Cash paid during the year for: | | |
| Income taxes | | $ - |

## 1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

S.L. Reed & Company (the "Company") was incorporated in the state of California on March 18, 1996, and began operations on March 25, 1997. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Windward Capital Group (the "Parent")., and is affiliated through common ownership with Windward Capital Management Co. ("Windward").

The Company operates as a retail broker/dealer in corporate securities over-the-counter, corporate debt securities, mutual funds, municipal securities, variable life annuities and U.S. government securities. The Company also operates as a put and call broker/dealer or option writer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Effective March 28, 2023, Windward Capital Group, Inc. the parent company of S.L. Reed & Company and its affiliate, Windward Capital Management Company was acquired by Windward Group Holdings, LLC, in a leveraged buy-out by an employee of Windward/SL Reed. The internal management for S.L. Reed & Company has remained intact, with no foreseeable changes.

### Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission

income  and expenses also recorded on a trade date basis.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent.  Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

1. **GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

*Summary of Significant Accounting Policies* (continued)

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the shareholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. **RECEIVABLE FROM CLEARING ORGANIZATIONS**

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2023, the receivable from clearing organization of $10,978 was pursuant to this clearance agreement.

3. **DEPOSIT WITH CLEARING ORGANIZATION**

The Company has a brokerage agreement with National Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2023 was $140,872.

## 4. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status; therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. For the year ended December 31, 2023, due to the acquisition of the parent company, there is no anticipation of a tax liability for S.L. Reed & Company.

## 5. RELATED PARTY TRANSACTIONS

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by Windward and reimbursed by the Company in accordance with an administrative services agreement. These expenses are reported as expense allocation from affiliate on the statement of income. For the year ended December 31, 2023, the Company paid $180,000 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## 6. PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees 21 years of age or older are eligible to participate in the Plan, provided they have been employed for more than one year. The Company plan contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The participant's contributions are 100% vested at all times. The Company's profit-sharing contributions are vested 20% per year of service after the first two years with the Company. The Company authorized a 5% match for all fully vested employees. For the year ended December 31, 2023, the Company's 401K match to employees was $16,500.

## 7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## 8. RECENTLY ISSUED ACCOUNTING STANDARDS

Company management has reviewed the accounting standards updates issued by FASB that either newly issued or had effective implementation dates that would require reflection in the financial statements for the year ending December 31, 2023. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $564,614 which was $559,614 in excess of its required net capital of 6 2/3% of net aggregate indebtedness of $5,000; and the Company's ratio of aggregate indebtedness ($55,573) to net capital was 0.10 to 1, which is less than the 15 to 1 maximum allowed.

## 10. COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such other matters are not expected to have material adverse effect on the Company's financial position or results of operations. Currently, the Company is not aware of any active commitments and contingencies as of December 31, 2023.

## 11. Revenue Recognition:

The company recognizes revenue in accordance with FASB ASC 606, revenue from contracts with customers. Under ASC 606, revenue is recognized when the company satisfies its performance obligation to the customer. This obligation is satisfied either at a

point in time or over time. The company earns commissions from the sale of securities and mutual funds. Revenue is recognized on the trade date of the transaction. In addition, the company earns advisory fees. The firm also receives administrative fees for office space and administrative services provided. This revenue is recognized over the period of time for which the services are rendered.

## S.L. REED & COMPANY
## SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
## PURSUANT TO RULE 15c3-1
## December 31, 2023

| | | |
|---|---|---|
| **Computation of Net Capital** | | |
| Common stock | $ 5,000 | |
| Additional paid-in capital | 197,850 | |
| Retained earnings | 389,466 | |
| Total shareholder's equity | | $ 592,316 |
| Less: Non-allowable assets | | |
| Prepaid Insurance | (22,702) | |
| Other non-allowable assets | (5,000) | |
| Total non-allowable assets | | (27,702) |
| **Net Capital Before Haircuts** | | 564,614, |
| Less: Haircuts on securities | | |
| Haircut on Fidelity Bond | – | |
| Total haircuts on securities | | – |
| **Net Capital** | | 564,614 |
| **Computation of Net Capital Requirements** | | |
| Minimum net capital requirements 6 2/3 percent of net aggregate indebtedness | 3,705 | |
| Minimum dollar net capital required | 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess Net Capital** | | $ 559,614 |
| Ratio of aggregate indebtedness to net capital | 0.10: 1 | |

* There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2023.

# SCHEDULE II – COMPUTATION OF DETERMINING OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

**December 31, 2023**

A computation of reserve requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k) (2)(ii).

## S.L. REED & COMPANY
## SCHEDULE III – INFORMATION RELATING TO POSSESSION OR
## CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
### December 31, 2023

Information relating to possession or control requirements is not applicable to   S.L.  Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).



LMHS, P.C.
*Certified Public Accountants and Advisors*

*Report of Independent Registered Public Accounting Firm*

To the Shareholder and Board of Directors
S.L. Reed & Company
Los Angeles, California

We have reviewed management's statements, included in the accompanying S.L. Reed & Company Exemption Report in which (1) S.L. Reed & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which S.L. Reed & Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) S.L. Reed & Company stated that it met the identified exemption provision throughout the most recent fiscal year, without exception. S.L. Reed & Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*LMHS, P.C.*

LMHS, P.C.

We have served as S.L. Reed & Company's auditor since 2021.

Norwell, Massachusetts

February 14, 2024

Members of
AICPA®



## Exemption Report for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

For the year ended December 31, 2023

S.L. Reed & Company ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

(1) The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 240. 15c3-3 by operating under the exemption provided by 17 C.F.R. § 240.15c3-3, (k) (2) (ii).

Statement Regarding Meeting Exemption Provision:

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended December 31, 2023 without exception.

S.L. Reed & Company

I, Stephan R. Pene swear (or affirm) to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

_____
Stephan R. Pene, Chief Financial Officer
& Chief Compliance Officer

February 14, 2024



**LMHS, P.C.**
*Certified Public Accountants and Advisors*

*Report of Independent Registered Public Accounting Firm*

To the Shareholder and Board of Directors
S.L. Reed & Company
Los Angeles, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of S.L. Reed & Company (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2.   Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4.   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5.   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

*LMHS, P.C.*

LMHS, P.C.

We have served as S.L. Reed & Company's auditor since 2021.

Norwell, Massachusetts

February 14, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

*MEMBER NAME* S L REED & COMPANY

*SEC No.* 8-49178

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

| | | | | |
|---|---|---|---|---|
| 1 | | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 1,080,999.00 |
| 2 | | Additions: | | |
| | a | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| | b | Net loss from principal transactions in securities in trading accounts. | | |
| | c | Net loss from principal transactions in commodities in trading accounts. | | |
| | d | Interest and dividend expense deducted in determining item 1. | | |
| | e | Net loss from management of or participation in the underwriting or distribution of securities. | | |
| | f | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | |
| | g | Net loss from securities in investment accounts. | | |
| | h | Add lines 2a through 2g. This is your **total additions**. | | $ 0.00 |
| 3 | | Add lines 1 and 2h | | $ 1,080,999.00 |
| 4 | | Deductions: | | |
| | a | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | $ 888,075.00 | |
| | b | Revenues from commodity transactions. | | |
| | c | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | $ 92,615.00 | |
| | d | Reimbursements for postage in connection with proxy solicitations. | | |
| | e | Net gain from securities in investment accounts. | | |
| | f | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| | g | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| | h | Other revenue not related either directly or indirectly to the securities business. | | |

***Deductions in excess of $100,000 require documentation***

| | | | | | |
|---|---|---|---|---|---|
| 5 | a | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | $ 0.00 | | |
| | b | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | $ 2,240.00 | | |
| | c | Enter the greater of line 5a or 5b | | $ 2,240.00 | |
| 6 | | Add lines 4a through 4h and 5c. This is your **total deductions**. | | | $ 982,930.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

## GENERAL ASSESSMENT FORM

For the fiscal year ended  12/31/2023

| | | | |
|---|---|---|---|
| **7** | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | $ 98,069.00 |
| **8** | Multiply line 7 by .0015. This is your **General Assessment**. | | $ 147.00 |
| **9** | Current overpayment/credit balance, if any | | $ 0.00 |
| **10** | General assessment from last filed 2023 SIPC-6 or 6A | $ 83.00 | |
| **11** a | Overpayment(s) applied on all 2023 SIPC-6 and 6A(s) | $ 0.00 | |
| b | Any other overpayments applied | $ 0.00 | |
| c | All payments applied for 2023 SIPC-6 and 6A(s) | $ 83.00 | |
| d | Add lines 11a through 11c | $ 83.00 | |
| **12** | **LESSER** of line 10 or 11d. | | $ 83.00 |
| **13** a | Amount from line 8 | $ 147.00 | |
| b | Amount from line 9 | $ 0.00 | |
| c | Amount from line 12 | $ 83.00 | |
| d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | $ 64.00 |
| **14** | Interest (see instructions) for ___0___ days late at 20% per annum | | $ 0.00 |
| **15** | **Amount you owe SIPC**. Add lines 13d and 14. | | $ 64.00 |
| **16** | Overpayment/credit carried forward (if applicable) | | $ 0.00 |

| | | | |
|---|---|---|---|
| *SEC No.*<br>8-49178 | *Designated Examining Authority*<br>DEA: FINRA | *FYE*<br>2023 | *Month*<br>Dec |
| *MEMBER NAME*<br>*MAILING ADDRESS* | S L REED & COMPANY<br>11111 SANTA MONICA BLVD 12TH FLR<br>LOS ANGELES, CA  90025-3346 | | |

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

 By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| S L REED & COMPANY | STEPHAN ROBERT PENE |
| (Name of SIPC Member) | (Authorized Signatory) |
| 1/23/2024 | spene@windwardcapital.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***

**Steve Pene**

**From:** ACH@SIPC.org
**Sent:** Tuesday, January 23, 2024 11:06 AM
**To:** Steve Pene
**Subject:** Securities Investor Protection Corporation Alert: Payment Initiated

Your payment to Securities Investor Protection Corporation has been initiated.

Biller Name: Securities Investor Protection Corporation
Payment Date: 01/23/2024
Amount Paid: $64.00
Payment Method: Bank Account ending in ****6410
Reference Number: B2402361061411

This payment will be applied to your SEC Registration No. with Securities Investor Protection Corporation: 8-49178

You authorized Securities Investor Protection Corporation to process a payment from your Bank Account ending in ****6410.

If you have any questions about this transaction please contact Securities Investor Protection Corporation at 202-371-8300 during business hours.

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